Filed by Sierra Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Medley Management Inc.

Commission File No. 001-36638

Stronger Together Sierra Income Corporation Merger Overview January 2019

Important Notices

This presentation contains "forward-looking" statements, including statements regarding the proposed transactions. Such forward-looking statements reflect current views with respect to future events and financial performance, and each of Sierra Income Corporation ("Sierra"), Medley Capital Corporation ("MCC") and Medley Management Inc. ("MDLY") may make related oral forward-looking statements on or following the date hereof. Statements that include the words "should," "would," "expect," "intend," "plan," "believe," "project," "anticipate," "seek," "will," and similar statements of a future or forward-looking nature identify forward-looking statements in this material or similar oral statements for purposes of the U.S. federal securities laws or otherwise. Because forward-looking statements, such as the date that the parties expect the proposed transactions to be completed and the expectation that the proposed transactions will provide improved liquidity for Sierra, MCC, and MDLY stockholders and will be accretive to net investment income for both Sierra and MCC, include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in each of Sierra's, MCC's and MDLY's filings with the Securities and Exchange Commission (the "SEC"), and (i) the satisfaction or waiver of closing conditions relating to the proposed transactions described herein, including, but not limited to, the requisite approvals of the stockholders of each of Sierra, MCC, and MDLY, Sierra successfully taking all actions reasonably required with respect to certain outstanding indebtedness of MCC and MDLY to prevent any material adverse effect relating thereto, certain required approvals of the SEC and the Small Business Administration, the necessary consents of certain third-party advisory clients of MDLY, and any applicable waiting period (and any extension thereof) applicable to the transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, (ii) the parties' ability to successfully consummate the proposed transactions, and the timing thereof, and (iii) the possibility that competing offers or acquisition proposals related to the proposed transactions will be made and, if made, could be successful. Additional risks and uncertainties specific to Sierra, MCC and MDLY include, but are not limited to, (i) the costs and expenses that Sierra, MCC and MDLY have, and may incur, in connection with the proposed transactions (whether or not they are consummated), (ii) the impact that any litigation relating to the proposed transactions may have on any of Sierra, MCC and MDLY, (iii) that projections with respect to dividends may prove to be incorrect, (iv) Sierra's ability to invest our portfolio of cash in a timely manner following the closing of the proposed transactions, (v) the risk that the Combined Company's common stock will trade at a discount to net asset value, (vi) the ability of portfolio companies to pay interest and principal in the future; (vii) the ability of MDLY to grow its fee earning assets under management; (viii) whether Sierra, as the surviving company, will trade with more volume and perform better than MCC and MDLY prior to the proposed transactions; and (ix) negative effects of entering into the proposed transactions on the trading volume and market price of the MCC's or MDLY's common stock.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Joint Proxy Statement/Prospectus (as defined below) relating to the proposed transactions, and in each of the public filings of Sierra, MCC, and MDLY, including the "Risk Factors" sections of each of Sierra's, MCC's and MDLY's most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q. The forward- looking statements in this presentation represent Sierra's, MCC's and MDLY's views as of the date of hereof. Sierra, MCC and MDLY anticipate that subsequent events and developments will cause their views to change. However, while they may elect to update these forward-looking statements at some point in the future, none of Sierra, MCC or MDLY have the current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Sierra's, MCC's or MDLY's views as of any date subsequent to the date of this material.

2

3 Important Information and Where to Find It In connection with the proposed transactions, Sierra has filed with the SEC a Registration Statement on Form N - 14 that includes a joint proxy statement ( collectively, the “Joint Proxy Statement/Prospectus”) of Sierra, MCC, and MDLY . The Joint Proxy Statement/Prospectus, as applicable, was first mailed or otherwise delivered to stockholders of Sierra, MCC, and MDLY on or about December 21 , 2018 . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SIERRA, MCC, AND MDLY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS, INCLUDING THE INVESTMENT STRATEGIES, RISKS AND EXPENSES OF SIERRA AND MCC . Investors and security holders can obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Sierra, MCC, and MDLY, free of charge, from the SEC’s web site at www . sec . gov and from Sierra’s website (www . sierraincomecorp . com), MCC’s website (www . medleycapitalcorp . com), or MDLY’s website (www . mdly . com) . Investors and security holders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Sierra, MCC, or MDLY by contacting Sam Anderson, Medley’s Investor Relations contact, at 212 - 759 - 0777 . Participants in the Solicitation Sierra, MCC, and MDLY and their respective directors, executive officers, other members of their management, employees and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions . Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Sierra, MCC, and MDLY stockholders in connection with the proposed transactions is set forth in the Joint Proxy Statement/Prospectus filed with the SEC . More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus and in other relevant materials that may be to be filed with the SEC . These documents may be obtained free of charge from the sources indicated above . No Offer or Solicitation The information in this presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended . Important Notices

4 1. Transaction Summary

Key Transaction Highlights

The combination of Sierra Income Corp. ("Sierra"), Medley Capital Corp. ("MCC") and Medley Management Inc. ("MDLY") will create a leading, publicly traded internally managed BDC

SIERRA
INCOME CORPORATION
+
MEDLEY
CAPITAL CORPORATION
+
MEDLEY

1 Creates the 2nd largest internally managed and 9th largest publicly traded Business Development Company ("BDC")[1]

- ~$2 billion of assets on balance sheet
- ~$5 billion of AUM including third-party capital[2] and $3 billion of institutional AUM driving potential earnings growth over time

2 Creates a single, larger, diversified balance sheet

- Increased size and diversification with potential for broader access to financing markets and lower financing costs over time
- Safer, more diversified portfolio expected
- Simplified structure

3 Potential to increase liquidity for shareholders of Sierra, MCC and MDLY

- Single larger BDC with ~92% of shares in free float and expected $1.1 billion of NAV
- Sierra Common Stock to be listed on the NYSE at the time of closing

4 Expected to be accretive to Net Investment Income ("NII") and Net Asset Value ("NAV") per share for Sierra and MCC

- Expected to be 15.7% accretive for Sierra shareholders
- NII accretion expected to drive increased distributions and stronger distributions paying capacity than standalone Sierra
- Pro forma Sierra NAV per share of $7.06, up 0.1%[3]

5 Potential upside to future valuation as a result of internalization – operational efficiency from simplified structure

- Potential higher valuation multiples for internally versus externally-managed publicly traded BDCs based on observed price-to-NAV ratios over 1-, 3- and 5-year periods[1]
- Greater board independence (five out of the six directors on the board of the Combined Company will be independent)
- Increased operational efficiency
- Asset management subsidiary has the potential to drive growth in NII and NAV over time

Source: Management, Joint Proxy Statement/Prospectus, MDLY 10-Q
1. SNL Financial as of January 2, 2019.
2. Estimates of Sierra's post-merger financial position are based on the Joint Proxy Statement/Prospectus.
3. Pro Forma as of September 30, 2018.

5

6 Transaction Benefits for Sierra Shareholders vs. Status Quo Expected Key Benefits of Completing Transaction x Increase in distributions to Sierra shareholders x Accretion to NII and NAV Per Share x Improved corporate governance through internalization of management x Potential upside to future valuation as a result of internalization and investment strategy x Larger, more diversified portfolio and balance sheet x Simplified structure drives operating efficiency x Increased liquidity, size and scale x Asset management business provides potential growth engine for NAV and NII over time Sierra shareholders are better positioned within the Combined Company 1 Source: Management, Joint Proxy Statement/Prospectus 1. Combined Company defined as the result of the Merger of MCC into Sierra and the acquisition of MDLY by Sierra; MDLY to operate as a su bsi diary of Sierra. x x x x x x x x

Transaction Summary

Transaction Highlights

- Sierra Income Corp. ("Sierra") acquiring Medley Management Inc. ("MDLY") and merging with Medley Capital Corp. ("MCC")
- Will be an internally-managed business development company ("BDC")
- Accretive to Sierra Net Investment Income ("NII") and Net Asset Value ("NAV")
  - Sierra pro forma NAV per share of $7.06 vs. standalone Sierra NAV per share of $7.05
  - Sierra pro forma estimated 2019 NII per share of $0.58 vs. standalone Sierra NII per share of $0.50
- Expected increase in distributions from 5.3 cents per month to 5.5 cents per month for the 12 months following the closing of the mergers
- Sierra will be publicly traded on NYSE under ticker SRA
  - Sierra public shares will be freely tradeable

Transaction Details

Balance Sheet / Leverage	• Pro Forma Sierra statistics[1]: – Assets of ~$2 billion – NAV per share of $7.06 – Regulatory leverage of 0.66x[2]
Key Approvals	• Shareholder approvals at Sierra, MCC and MDLY (Sierra, MCC and MDLY need majority of outstanding shares for the vote; MCC also requires approval of a majority of non-affiliated shareholders for the vote) • SEC Approval
Governance	• Combined Company Board will consist of 5 independent directors (3 from Sierra; 2 from MCC) and one management director
Timing	• Expected to close in early 2019

Source: Joint Proxy Statement/Prospectus

1. Estimates of Sierra's post-merger financial position are based on the publicly reported financial information of Sierra, MCC and MDLY as of September 30, 2018 in the Joint Proxy Statement/Prospectus.
2. Regulatory Leverage as calculated according to the Investment Company Act. Reflects adjustment to account for TRS debt included in regulatory leverage calculation at Sierra and SBIC debt excluded from regulatory leverage calculation at MCC.

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8 Review of Independent Decision Framework x Three Special Committees were formed and consisted solely of independent directors x Three independent financial advisors provided their respective Special Committee with independent advice and a fairness opinion x Three independent law firms with deep institutional knowledge advised their respective independent Special Committee on the transaction x Sierra and MCC independent directors conduct ongoing and thorough review of the investment manager x Sierra Special Committee conducted an independent and extensive consideration of the transaction, its anticipated benefits and the standalone alternative x After significant negotiations, the three Special Committees unanimously recommended the transaction Source: Management, Joint Proxy Statement/Prospectus Independent Special Committees drove comprehensive and independent decision making processes at Sierra, MCC and MDLY x x x x x x

9 Independent Special Committees and Advisors MDLY Sierra MCC Special Committees of Independent Directors • Oliver T. Kane (Chair) • Stephen R. Byers • Valerie Lancaster - Beal • Arthur Ainsberg (Chair) • Karin Hirtler - Garvey • John Mack • Mark Lerdal • Jeffrey Leeds (Chair) • Guy Rounsaville • James Eaton Legal Counsel to Special Committees • Sullivan & Worcester LLP • Kramer Levin Naftalis & Frankel LLP • Potter Anderson & Corroon LLP Financial Advisors to Special Committees • Broadhaven Capital Partners, LLC • Sandler O’Neill & Partners L.P. • Barclays Capital Inc. Three Special Committees, comprised solely of independent directors, received independent fairness opinions and counsel from their respective financial and legal advisors Source: Management, Joint Proxy Statement/Prospectus Note: A summary of the deal process and timeline can be found in the joint proxy statement/prospectus, pages 57 – 84.

10 Key Corporate Governance Highlights Source: Management, Joint Proxy Statement/Prospectus The Combined C ompany will feature improved corporate governance and management aligned with shareholders x Board composition consistent with industry best practices - greater independence ( 5 out of 6 directors will be independent) x Single class of BDC common stock x Streamlined corporate governance through internalization of management x Based on the merger consideration to be received by management in connection with the transaction, the net effect of such merger consideration will be that management will roll over approximately 100 % of their after tax proceeds in connection with the transaction into shares of the Combined Company’s common stock, which will be subject to a 12 - month lock - up period, and result in management ownership of 7 . 7 % of the Combined Company’s common stock alongside public shareholders x Medley LLC Unitholders to forgo all payments that would be due to them under the existing Tax Receivable Agreement with MDLY for the benefit of the Combined Company x x x x x

11 2. Medley Platform

12 Medley Platform Overview Source: Management, MDLY 10 - Q Note: As of September 30, 2018. Structured Credit Tactical Opportunities Direct Lending • Lending solutions for private, middle market companies in the U.S. • National direct origination franchise • Medley leads origination , underwriting and credit management • Investing in CLO equity issued by top tier managers • Secondary markets investing in CLO equity and related securities • Capability to sponsor and issue Medley - branded CLOs Corporate Credit • Primarily focused on syndicated middle market corporate credit • Typically larger borrowers than direct lending • Structured capital solutions • Leverages direct lending and institutional deal sourcing capabilities • Private equity risk - reward profile Diversified alternative asset manager with approximately $4.8 billion of assets under management and synergies between business units (deal flow, ideas, relationships, experience)

13 • Results have been strong - New origination post 2015 has experienced 0.02% of annualized realized losses 1 - Two non - accruals out of 113 loans originated since the beginning of 2015 2 - Since 2015, Medley has raised over $1.5 billion of capital across the platform from leading global institutional investors • Significant structural and personnel changes - New Head of Investing - New Head of Risk - Separation of Origination and Underwriting - Re - composition of the Investment Committees - Added new senior credit and investing professionals in 2015 and 2016 Results Since 2015 Source: Management, MDLY 10 - Q. Past performance is not indicative of future results 1. Annualized loss utilizes the loss for each realized investment over total capital invested during the life of the investment. Re presents a Combined Company metric. 2. Represents a Combined Company metric .

14 63% 32% 5% 93% 5% 2% 75% 25% Continued Focus on Senior Lending – Portfolio Shift Sponsored vs. Non - Sponsored 1 Source: Management Note: Past performance is not indicative of future results. For information about past performance prior to 2015 and since inception, see the public filings for Sierra and MCC 1. Percentages based on sum of original commitment amounts . CY 2014 First Lien Second Lien Structured Products Equity/Warrants LTM 9/30/18 C Y 2014 LTM 9/30/18 Sponsored Non - Sponsored Structured Products 88% 1% 4% 7% Current combined portfolio composition at Medley demonstrates the shift to larger, sponsor - backed borrowers Investment Type 1

15 1.37% 0.03% 2014 Vintage and Earlier 2015 Vintage and Later 2.05% 0.02% 2014 Vintage and Earlier 2015 Vintage and Later Sierra IRR 1 Combined Company IRR 1 Sierra Annualized Loss Rate 2 Combined Company Annualized Loss Rate 2 Continued Focus on Senior Lending – Portfolio Performance Source: Management Note: Portfolio data as of September 30, 2018. Past performance is not indicative of future results. For information about pa st performance prior to 2015 and since inception, see the public filings for Sierra and MCC. The portfolio data for the Combined Company refers to the combined portfolio of Sierra and MCC as though they were combi ned during the reference period. 1. IRR includes both realized and unrealized investments and excludes the impact of base management fees, incentive fees and oth er fund related expenses. For realized investments, the investment returns were calculated based on the actual cash outflows and inflows for each respective investment and include all interest, princi pal and fee note repayments, dividends and transaction fees, if applicable. For unrealized investments, the investment returns were calculated based on the actual cash outflows and inflows for each respect ive investment and include all interest, principal and fee note repayments, dividends and transaction fees, if applicable. The investment return assumes that the remaining unrealized portion of the inv est ment is realized at the investment’s most recent fair value, as calculated in accordance with GAAP. There can be no assurance that the investments will be realized at these fair values and actual results ma y differ significantly. 2. Annualized loss utilizes the loss for each realized investment over total capital invested during the life of the investment. 3.6% 10.1% 2014 Vintage and Earlier 2015 Vintage and Later 5.4% 10.4% 2014 Vintage and Earlier 2015 Vintage and Later Performance on loans originated since the beginning of 2015 has been strong

16 13% 10% 10% 7% 6% 5% 5% 4% 4% 4% 32% Services: Business High Tech Industries Healthcare & Pharmaceuticals Construction & Building Aerospace & Defense Banking, Finance, Ins & RE Energy: Oil & gas Wholesale Automotive Adv, Printing & Publishing Other (Includes 18 Industries) 75% 11% 4% 10% First Lien Second Lien Structured Products Equity/Warrants Improved Senior Secured Asset Mix and Industry Diversification Combined Company Investment Type 1 Combined Company Industry Mix 1 Source: Management, Sierra filings, MCC filings Note: Portfolio data as of September 30, 2018 based on fair market value. Numbers may not foot due to rounding. Past performa nce is not indicative of future results. 1. Based on fair market value and includes on - book and SLS JV portfolio. The Pro Forma Combined Company is more diversified with improved asset mix Sierra Investment Type 1 Sierra Industry Mix 1 Number of Borrowers: 166 71% 15% 7% 8% First Lien Second Lien Structured Products Equity/Warrants 14% 9% 9% 5% 6% 6% 3% 5% 4% 4% 35% Services: Business High Tech Industries Healthcare & Pharmaceuticals Construction & Building Aerospace & Defense Banking, Finance, Ins & RE Energy: Oil & gas Wholesale Automotive Adv, Printing & Publishing Other (Includes 18 Industries) Number of Borrowers: 142

17 3. Transaction Benefits

Expected Accretion to Shareholders

Earnings and distribution accretion expected for Sierra shareholders[1]



15.7%
3.1%
$ 0.50
$ 0.58
$ 0.64
$ 0.66
Standalone 2019E Sierra NII Per Share
PF 2019E Sierra NII Per Share
Sierra Sep-2018 Annualized Distribution Per Share
Pro Forma Sierra Distribution Per Share[2]

Source: Joint Proxy Statement/Prospectus, Management. Sierra, MCC and MDLY estimates per Management

1. Financial projections for MDLY, MCC and Sierra per Management. Income and distribution expectations are uncertain and there can be no assurances as to the extent of any income generated by the Combined Company or the level of any distributions to be paid, if any.
2. Pro forma Sierra distribution based on estimate for the first year after close per Management.

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Potential Valuation Uplift from Internally-Managed Structure

Internally-managed BDCs have historically traded at higher multiples than externally-managed BDCs, potentially indicating that the market may ascribe a valuation premium to the internally-managed structure[1]



Price / NAV Multiple Premium² (%)
59.3 %
63.3 %
64.7 %
5 Year
3 Year
1 Year

Source: Bloomberg, Capital IQ and IBES as of January 2, 2019

1. Historical trading of internally managed BDCs is not necessarily indicative of how the Combined Company will trade. There can be no assurances as to how the Combined Company common stock will trade in comparison to its NAV.
2. Externally managed BDCs include BKCC, CPTA, FDUS, GAIN, MRCC, OCSI, SUNS, TCRD, TPVG (defined as externally managed BDCs in the Wells Fargo BDC Index with $500 million–1 billion in total assets); Internally managed BDCs include MAIN, HTGC (defined as internally managed BDCs in the Wells Fargo BDC Index with more than $1 billion in assets).

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Transaction Results in Increased Scale

Transaction would create the 2nd largest internally managed and the 9th largest publicly traded BDC

Anticipated Benefits From Scale
- Greater ability to diversify by issuer and industry
- Better access to financing markets and counterparties
- Larger positions, without sacrificing concentration targets, allow for greater voting power across portfolio

Assets ($ in millions)



Externally Managed BDCs
Internally Managed BDCs
Selected MCC Peers[2]
$12,255
$8,335
$6,199
$2,524
$2,522
$2,387
$2,148
$2,007
$1,936
$1,836
$1,823
$1,685
$1,665
$1,551
$1,343
$1,076
$1,068
$799
$742
$713
$675
$585
$558
$499
$494
$484
$439

	ARCC	FSK	PSEC	MAIN	NMFC	AINV	CGBD	TSLX	PF Sierra[1]	GBDC	HTGC	TCPC	SLRC
Market Cap	$6,599	$2,888	$2,323	$2,083	$973	$899	$802	$1,202	NA	$1,000	$1,087	$777	$820
Price / NAV	0.9 x	0.7 x	0.7 x	1.4 x	0.9 x	0.7 x	0.7 x	1.1 x	NA	1.0 x	1.1 x	0.9 x	0.9 x
2019E NII / Price	11.0 %	14.6 %	13.7 %	7.6 %	11.1 %	15.0 %	13.6 %	11.1 %	NA	7.8 %	12.0 %	12.3 %	9.4 %
2019E NII / NAV	10.0 %	10.0 %	9.3 %	10.4 %	10.4 %	9.8 %	9.9 %	12.4 %	NA	8.1 %	13.0 %	11.2 %	8.3 %

	OCSL	GSBD	PFLT	Sierra	BKCC	MCC	FDUS	GAIN	OCSI	TCRD	MRCC	CPTA	SUNS	TPVG
Market Cap	$612	$759	$458	NA	$389	$185	$291	$309	$230	$202	$198	$118	$246	$275
Price / NAV	0.7 x	1.0 x	0.9 x	NA	0.7 x	0.5 x	0.7 x	0.8 x	0.8 x	0.6 x	0.8 x	0.6 x	0.9 x	0.8 x
2019E NII / Price	10.9 %	11.1 %	10.3 %	NA	13.3 %	10.6 %	12.7 %	6.9 %	8.6 %	17.4 %	15.4 %	13.8 %	9.2 %	13.6 %
2019E NII / NAV	7.7 %	11.5 %	8.8 %	NA	9.5 %	5.6 %	9.2 %	5.3 %	6.7 %	10.7 %	11.5 %	8.0 %	8.4 %	11.1 %

Source: SNL Financial, Company Filings, Joint Proxy Statement/Prospectus
Note: Market data as of January 2, 2019. Financial data as of September 30, 2018. 2019E NII Data per IBES Consensus Estimates. MCC market cap and ADTV as of the undisturbed date August 3, 2018 prior to transaction announcement on August 9, 2018.
1. Estimates of Sierra's post-merger financial position are based on the publicly reported financial information of Sierra, MCC and MDLY as of September 30, 2018 (see Joint Proxy Statement/Prospectus).
2. Defined as externally-managed BDCs in the Wells Fargo BDC Index with $500 million–1 billion in total assets.

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21 $ 0 $1,000 $2,000 $3,000 $4,000 $5,000 $6,000 $7,000 $ 0 $3 $5 $8 $10 $13 $15 $18 $20 $23 $25 $28 $30 $33 $35 $38 $40 $43 CPTA MCC MRCC TCRD OCSI SUNS TPVG FDUS GAIN BKCC PFLT OCSL GSBD TCPC CGBD SLRC AINV Pro Forma NMFC GBDC HTGC TSLX MAIN PSEC ARCC Market Capitalization 1 Month Avg. Daily Trading Volume Market Cap Volume Transactions Offer Opportunity for Enhanced Liquidity Source: SNL Financial, Bloomberg L.P., Company Filings Note: Figures are in millions. Market data as of January 2, 2019. MCC market cap and ADTV as of the undisturbed date August 3, 2018 prior to transaction announcement on Augus t 9 , 2018. There can be no assurances as to how the Combined Company’s common stock will actually trade and past trading of companies wi th greater size and float than MCC is not necessarily indicative of any improvement of liquidity of trading of common stock as a result of the transaction. 2. Defined as externally - managed BDCs in the Wells Fargo BDC Index with $500 million – 1 billion in total assets. Larger BDCs have historically demonstrated better trading liquidity as seen through higher daily trading volumes 1 ($ in millions) Transaction creates single larger BDC with ~92% of shares in free float and $1.1 billion of NAV Selected MCC Peers 2

22 Combined Company is Well - Positioned for a Rising Rate Environment Pro Forma Combined Company NII increases by $6.7 million with every 100 bps increase in the base rate 1 Basis Point Change Pro Forma NII Change ($) (%) 2 + 100 $ 6.7 9.9% + 200 13.4 19.8 + 300 20.1 29.7 + 400 26.8 39.6 + 500 33.5 49.5 Source: Management. Sierra, MCC and MDLY estimates per Management Note: Assumes a parallel forward interest rate cure shift base on the portfolios as of September 30, 2018. 1. Income and dividend expectations are uncertain and there can be no assurance as to the extent of any income generated by the Com bined Company or the level of any dividends to be paid, if any. 2. Percent change calculated against $67.6 million of annualized combined company NII (based on the Joint Proxy Statement/Prospe ctu s). ($ in millions)

Key Transaction Highlights

The combination of Sierra, MCC and MDLY will create a leading, publicly traded internally managed BDC

SIERRA
INCOME CORPORATION
+
MEDLEY
CAPITAL CORPORATION
+
MEDLEY

1 Creates the 2nd largest internally managed and 9th largest publicly traded BDC[1]

- ~$2 billion of assets on balance sheet
- ~$5 billion of AUM including third-party capital[2] and $3 billion of institutional AUM driving potential earnings growth over time

2 Creates a single, larger, diversified balance sheet

- Increased size and diversification with potential for broader access to financing markets and lower financing costs over time
- Safer, more diversified portfolio expected
- Simplified structure

3 Potential to increase liquidity for shareholders of Sierra, MCC and MDLY

- Single larger BDC with ~92% of shares in free float and expected $1.1 billion of NAV
- Sierra Common Stock to be listed on the NYSE at the time of closing

4 Expected to be accretive to NII and NAV per share for Sierra and MCC

- Expected to be 15.7% accretive for Sierra shareholders
- NII accretion expected to drive increased distributions and stronger distributions paying capacity than standalone Sierra
- Pro forma Sierra NAV per share of $7.06, up 0.1%[3]

5 Potential upside to future valuation as a result of internalization – operational efficiency from simplified structure

- Potential higher valuation multiples for internally versus externally-managed publicly traded BDCs based on observed price-to-NAV ratios over 1-, 3- and 5-year periods[1]
- Greater board independence (five out of the six directors on the board of the Combined Company will be independent)
- Increased operational efficiency
- Asset management subsidiary has the potential to drive growth in NII and NAV over time

Source: Management, Joint Proxy Statement/Prospectus, MDLY 10-Q
1. SNL Financial as of January 2, 2019.
2. Estimates of Sierra's post-merger financial position are based on the Joint Proxy Statement/Prospectus.
3. Pro Forma as of September 30, 2018.

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